UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10017

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Enter into a Material Contract

On May 7, 2026, Paranovus Entertainment Technology Ltd. (the “Company”) purchased a secured convertible promissory note (the “Note”) from Knox Golf Academy, Inc., a company incorporated under the laws of New York (“Knox”), in the aggregate principal amount of up to US$1,000,000 (the “Principal Amount”). The Note will be funded in two tranches of US$500,000 each. The first tranche of US$500,000 was funded upon the issuance of the Note, and the funding of the second tranche of US$500,000 shall be at the sole discretion of the Company, subject to the terms and conditions set forth in the Note. The outstanding Principal Amount will have interest at a rate of ten percent (10%) per annum.

The Note has a term of twelve (12) months from the date of the first disbursement, and is convertible into shares of common stock of Knox at the election of the Company based on a conversion formula that references the ratio of the Principal Amount to certain qualifying golf course renovation costs incurred by Knox, subject to a maximum renovation cost amount of $10.0 million. The Note is secured by substantially all assets of Knox and a pledge of all outstanding equity interests of the Knox pursuant to customary security documents. In addition, the obligations under the Note are guaranteed by the Knox’s controlling shareholder, who owns approximately 80% of Knox’s equity interests. The Note also contains customary representations, warranties, covenants and events of default.

In addition, the Company has the right to appoint one director to the board of directors of Knox.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Note, a copy of which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of the Secured Convertible Promissory Note of Knox Golf Academy. Inc., dated May 7, 2026

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: May 12, 2026	By:	/s/ Xiaoyue Zhang
Xiaoyue Zhang Chief Executive Officer

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